Mail Stop 4561

January 14, 2009

Mr. J. Scott Webber
President, Chief Executive Officer
1005 Terminal Way
Suite 110
Reno, NV 89502-2179

>   **Re: Encompass Holdings, Inc.**
>   **Item 4.01 Form 8-K**
>   **File No. 0-29019**

Dear Mr. Webber:

As we advised you in our telephone conversation on Tuesday, January 13, 2009, you should file an Item 4.01 Form 8-K immediately. The filing was due on the fourth day after the date that your auditor/client relationship with Timothy L. Steers, CPA, LLC ended.

Item 304 of Regulation S-K describes the disclosure required by the Item 4.01 Form 8-K. You should send a copy of the Form 8-K to your former auditors as soon as possible so they can file their letter required by Item 304. You are required to give them a copy no later than the date you file the Form 8-K with the Commission. They should file their letter with the Commission under the Item 4.01 designation no later than 10 business days after you file the Form 8-K.

If you have any questions, please call the undersigned at 202.551.3573.

Sincerely,

Mark Rakip
Staff Accountant